UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Pico Holdings Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693366205
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1297544.3

SCHEDULE 13G

CUSIP No. 693366205

1	Names of Reporting Persons (i) Calvert Investment Management, Inc. 52-1233223

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
(i) Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
(i) 1,174,101
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
(i) 1,174,101
9	Aggregate Amount Beneficially Owned by Each Reporting Person
(i) 1,174,101
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
(i) 5.101%
12	Type of Reporting Person (See Instructions)
(i) IA (Investment Adviser)

SCHEDULE 13G

CUSIP No. 693366205

1	Names of Reporting Persons (ii) Calvert Impact Fund, Inc. 26-2853921

2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
(ii) Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
(ii) 1,172,127
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
(ii) 1,172,127
9	Aggregate Amount Beneficially Owned by Each Reporting Person
(ii) 1,172,127
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
(ii) 5.092%
12	Type of Reporting Person (See Instructions)
(ii) IV (Investment Company)

Item 1.

(a)	Name of Issuer:
Pico Holdings Inc.
(b)    Address of Issuer’s Principal Executive Offices:

7979 Ivanhoe Avenue
Suite 300
La Jolla, California 92037
Item 2.

(a)	Name of Person Filing:

(i)	Calvert Investment Management, Inc.

(ii)	Calvert Impact Fund, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

(i)	4550 Montgomery Ave., Suite 1000N
Bethesda, Maryland 20814

(ii)	4550 Montgomery Ave., Suite 1000N
Bethesda, Maryland 20814

(c)	Citizenship:

(i)	State of Maryland

(ii)	State of Delaware

(d)	Title and Class of Securities:
Common Stock

(e)	CUSIP No.:
693366205

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[X] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___
Item 4.    Ownership

(a)	Amount Beneficially Owned:
(i) 1,174,101
(ii) 1,172,127

(b)	Percent of Class:

(i)	5.101%
(ii)          5.092%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:
-0-

(ii)	Shared power to vote or to direct the vote:

(i)	1,174,101
(ii) 1,172,127

(iii)	Sole power to dispose or to direct the disposition of:
-0-

(iv)	Shared power to dispose or to direct the disposition of:
(i) 1,174,101
(ii) 1,172,127

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 16, 2016
Calvert Investment Management, Inc.
/s/ Vicki Benjamin
Vicki Benjamin
Executive Vice President

Calvert Impact Fund, Inc.
/s/ Robert Benson
Robert Benson
Assistant Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, Calvert Investment Management, Inc. and Calvert Impact Fund, Inc. each hereby agree to the joint filing of this statement on Schedule 13G (including any and all amendments hereto). In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G. A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G filed on behalf of each of the parties hereto, to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.
Calvert Investment Management, Inc.
/s/ Vicki Benjamin
Vicki Benjamin
Executive Vice President

Calvert Impact Fund, Inc.
/s/ Robert Benson
Robert Benson
Assistant Vice President